SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NPC 0108 - CONTRACTING POLICY FOR INDEPENDENT AUDIT SERVICES

CORPORATE GOVERNANCE

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1. PURPOSE

Establish guidelines to hire services of independent auditing and maintain its independence in the scope of the Companhia Paranaense de Energia - Copel (Holding), its wholly-owned subsidiaries (WOS) and subsidiaries, observing their corporate procedures.

Also applicable, as recommendation, to the jointly-owned subsidiaries, affiliated companies and other shareholdings, observing their corporate procedures.

For the purpose of this Policy, the group of companies listed in the previous paragraphs, is hereinafter referred to as Copel

2. CONCEPTS

2.1 - INDEPENDENCE

Independence is understood as the state in which the obligations or interests of the audit entity are sufficiently exempt from the interests of the audited entities to enable the services to be rendered objectively.

In short, it is the ability of the auditing entity to judge and act with integrity and objectivity, to issue impartial reports or legal opinions on the audited entity, the shareholders, cooperative members and all other parties that may be related to its work.

3. PRINCIPLES

3.1 - INDEPENDENCE

Ensuring the independence of external auditors is key for them to provide their services objectively and issue an impartial opinion.

4. ASSUMPTIONS

4.1 - The Board of Directors (BoD) is statutorily responsible for choosing and removing the independent auditors.

4.2 - The Statutory Audit Committee (CAE) is responsible for recommending to the BoD the hiring or replacement of the independent auditor, as well as monitoring the effectiveness of its work, as well as its independence.

5. GUIDELINES

5.1 - Ensuring that the financial statements of Copel and companies in which it has a shareholding are audited by an independent auditor with the due qualification and experience.

5.2 - Prohibiting the hiring of additional audit services that may compromise the independence of auditors.

5.3 - Not hiring as independent auditor those who have rendered internal audit services to the Company less than three years ago.

5.4 Hiring independent auditing services for a period of one year and ensuring that any extension of the agreement is preceded by a formal and documented evaluation of the independence.

5.5 - Confirming that the Independent Auditor promoted the rotation of the team leader responsible for the audit work in the event of a possible renewal of the hiring of the same audit firm five years after the first agreement, ensuring the renewal of the professional objectivity and skepticism.

5.6 - Ensuring that independent auditors comply with the professional rules of independence.

5.7 - Ensuring that the independent auditor:

a)   has no financial interests in Copel and companies in which Copel has a shareholding;

b)  does not audit its own work;

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

NPC 0108 - CONTRACTING POLICY FOR INDEPENDENT AUDIT SERVICES

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c)   does not promote or defend Copel and companies in which Copel has a shareholding;

d)  does not perform managerial functions at Copel and companies in which Copel has a shareholding; and

e)   does not provide other service to Copel and companies in which Copel has a shareholding, in addition to independent auditing services.

5.8 - Considering in the hiring process of the external auditor:

a)   structure and governance;

b)  independence of the audit firm, the shareholder and the team that will carry out the work;

c)   skill and dedication of the team assigned to the work;

d)  fees compatible with the size and complexity of Copel;

e)   the registration with CVM and PCAOB for the hiring by Copel and its wholly-owned subsidiaries; and

f)   the registration with CVM and preferably in PCAOB for the hiring carried out by the companies in which Copel has a shareholding

5.9 - Monitoring the work plan and its development throughout the year through regular meetings with the external auditors.

5.10 - Annually requiring a formal statement from the independent auditors confirming their independence throughout the work.

5.11 - Ensuring the full independence of the independent auditor for its work, without any restriction on the evaluation, always complying with the best practices.

5.12 - Submitting to the evaluation of the BoD the responses and actions of the Executive Board regarding the recommendations presented by the independent auditors.

5.13 - If the independent audit firm is considered for other services, make sure that such services:

a)   do not affect its independence;

b)  are previously approved by the Statutory Audit Committee and forwarded for approval by the Board of Directors; and

c)   are within the scope of their professional competence.

5.14 - Not allowing the following services to be provided by the external audit firm, among others, also called consulting, since they characterize the loss of independence:

a)     services of business valuation and asset revaluation;

b)    services of tax, fiscal and parafiscal assistance;

c)     services of internal auditing to the audited entity;

d)    services of consulting on information system;

e)     support services in proceedings, judicial or extrajudicial expertise;

f)     services of corporate finance and similar;

g)    services of selection of executives;

h)     accounting registration (bookkeeping);

i)      services of remodeling the accounting, information and internal control systems;

j)      actuarial services;

k)     services of management or human resources;

l)      services of investment consulting; and

m)   any other product or service that affects or may affect the decisions taken by the management of the audited institution.

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

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CORPORATE GOVERNANCE

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5.15 - Establishing the following obligations for the independent auditor:

a)     Reporting to the BoD through CAE;

b)    maintaining, when appropriate, the Board of Directors informed of all aspects of the development of its work;

c)     evaluating if the internal controls used by the Executive Board are adequate and sufficient to allow the preparation of financial statements with no material misstatements, whether caused by error or fraud, reporting its observations for the improvement of these internal controls to the Statutory Audit Committee;

d)    attending at least the BoD meetings and the shareholders’ meetings in which the financial statements are assessed;

e)     ensuring its independence from the audited entity;

f)     reporting any discussions with the Executive Board and the management on the critical accounting policies, changes in the scope of work, material deficiencies and significant misstatements in alternative accounting controls and treatments, risk assessment and fraud analysis; and

g)    considering the material inconsistency between financial and non-financial information.

6. LEGISLATION AND RELATED STANDARDS

a)   Bylaws Copel Holding;

b)  Sarbanes-Oxley Act of 2002;

c)   SEC Guidelines (https://www.sec.gov/info/accountants/audit042707.htm);

d)  Guidance for Best Practices of Audit Committees published by IBGC (http://www.ibgc.org.br/userfiles/files/Guia_7_.pdf);

e)   Policy for hiring independent auditing published by IBGC;

f)   Code of Best Corporate Governance Practices published by IBGC;

g)  CVM Instruction 308/99 and its updates; and

h)   Resolution Federal Council of Accounting - CFC 1034 of August 26, 2005.

This Policy was approved at the 181st Ordinary Meeting of the Board of Directors - ROCAD on August 8, 2018.

Original document signed by:

JONEL NAZARENO IURK

Chief Executive Officer

This standard shall enter into force upon its publication.

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 6, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.